Cencora, Inc.
1 West First Avenue
Conshohocken, PA 19428-1800
www.cencora.com
Phone 610.727.7000

April 18, 2024

United States Securities and Exchange Commission
Washington, D.C. 20549

Attention: Patrick Kuhn and Doug Jones, Division of Corporation Finance, Office of Trade & Services

Re:    Cencora, Inc.
    Form 10-K for Fiscal Year Ended September 30, 2023
    Filed November 21, 2023
    File No. 001-16671
Gentlemen:
    This letter responds to the comments of the Staff (the "Staff") of the Securities and Exchange Commission (the "Commission") contained in your letter dated April 5, 2024 (the "Comment Letter") regarding Cencora, Inc.'s (the "Company") Annual Report on Form 10-K for the fiscal year ended September 30, 2023 (the "2023 10-K").
    We have reproduced the comments contained in the Comment Letter (in italics) and have set forth the Company's responses below the text of each comment.
Form 10-K for Fiscal Year Ended September 30, 2023
Management's Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations
Fiscal Year Ended September 30, 2023 compared to the Fiscal Year Ended September 30, 2022, page 31
1.So investors have a better understanding of the relative impact of each of the factors listed, please quantify all material individual factors cited. For example, you disclose without quantification that revenue in International Healthcare Solutions increased from the prior fiscal year due to increased sales at Alliance Healthcare, increased revenue from [y]our less-than-wholly-owned Brazil full-line distribution business, incremental revenue from [y]our January 2023 acquisition of PharmaLex, and increased sales at [y]our Canadian business, and these increases were offset in part due to the June 2022 divestiture of [y]our Brazil specialty business. You also disclose [y]our European distribution business' revenue in the current fiscal year was negatively impacted by unfavorable foreign currency exchange rates in comparison to the prior fiscal year without quantification. Refer to Item 303(b) of Regulation S-K and section III.D of Release No. 33-6835 for guidance.
Response:
The Company advises the Staff that in preparing the disclosure within Management’s Discussion and Analysis of Financial Condition and Results of Operations ("MD&A"), the Company carefully considers the requirements set forth in Regulation S-K Item 303, as well as the Staff and Commission’s guidance relative to MD&A disclosures. Consistent with such guidance and the disclosure requirements, in order to ensure that all material information necessary for an understanding of changes in results is disclosed, the Company considers both quantitative and qualitative disclosures in drafting the MD&A, while remaining cognizant of avoiding information that could serve to dilute material disclosures or confuse readers.
When describing multiple factors that impacted results, the Company primarily uses the following disclosure methods:
•placing the list of factors in order of magnitude, with the largest factor generally appearing first;
•providing quantitative data, where material to an understanding of overall financial results or the relevant change in results;

United States Securities and Exchange Commission
April 18, 2024

•using qualitative language that provides context for the relative importance of multiple factors (such as the use of the words “primarily” and “partially offset by”); and
•providing qualitative discussion of significant factors that drove year-over-year changes.
In light of the Staff's comment, to supplement the existing disclosure in the MD&A, we will include additional quantification for all financial statement captions, when material, in our future filings. As an example, and for illustrative purposes, we made edits to the revenue paragraph relating to the International Healthcare Solutions segment on page 31 of our 2023 10-K, as underlined and set forth below:
Revenue in International Healthcare Solutions increased by $0.9 billion, or 3.5%, from the prior fiscal year due to (i) increased sales of $0.5 billion, net of a negative impact of $2.3 billion from unfavorable foreign currency exchange rates in comparison to the prior fiscal year, at Alliance Healthcare, our European distribution business, (ii) increased revenue of $0.3 billion from our less-than-wholly-owned Brazil full-line distribution business, (iii) incremental revenue of $0.2 billion from our January 2023 acquisition of PharmaLex, and (iv) increased sales of $0.2 billion at our Canadian business. These increases were offset in part by $0.2 billion due to the June 2022 divestiture of our Brazil specialty business.
Liquidity and Capital Resources
Cash Flows, page 38
2.The reported amount of net cash provided by operating activities increased $1.2 billion, or approximately 45%, in fiscal 2023 compared to fiscal 2022. Please provide an analysis of the reason(s) for this variance. Refer to item 303(b) regarding analysis of material changes in line items from period to period. Also refer to the introductory paragraph of section IV.B and B.1 of Release No. 33-8350 for guidance regarding the content of the analysis. For example, when preparing the discussion and analysis of operating cash flows, address material changes in the underlying drivers (e.g., cash receipts from the sale of goods and services and cash payments to acquire materials for manufacture or goods for resale) rather than merely describe items identified on the face of the statement of cash flows, such as the reconciling items used in the indirect method of presenting cash flows.
Response:
As disclosed on page 39 in the Liquidity and Capital Resources section of the 2023 10-K, the Company's cash flows from operating activities can vary significantly from period to period based upon fluctuations in its period-end working capital account balances. The timing of cash receipts and disbursements, which can vary significantly depending on the day of the week in which the period ends, can significantly impact the Company's working capital account balances.
In future filings, the Company will provide additional information describing the changes in its cash flows. As an example, the Company’s net cash provided by operating activities increased by $1.2 billion, or approximately 45%, in fiscal 2023 compared to fiscal 2022 as its revenue increased by $23.6 billion, or 10%. The Company’s net income plus non-cash expenses increased by approximately 7%. As the Company's revenue increased in fiscal 2023, its net negative working capital account balances as of September 30, 2023 increased by approximately 21% from September 30, 2022, net of the impact of the timing of cash receipts and disbursements. Additionally, the Company’s net cash provided by operating activities in fiscal 2022 was adversely impacted by larger opioid settlement payments of approximately $773 million in comparison to payments of approximately $521 million in fiscal 2023.
Notes to Consolidated Financial Statements
Note 2. Acquisitions and Equity Method Investment
PharmaLex Acquisition, page 59
3.In several areas in MD&A you disclose the acquisition of PharmaLex impacted your results. Regarding this acquisition, please tell us of your consideration of providing the disclosures required by ASC 805-10-50-2(h) as well as 2(f).
Response:
While not material to the Company’s consolidated operating results, balance sheet, or cash flows, the Company acknowledges that it qualitatively disclosed PharmaLex as one of the individual factors contributing to fiscal 2023 revenue and gross profit growth of the International Healthcare Solutions segment.

United States Securities and Exchange Commission
April 18, 2024

The Company evaluated the disclosure requirements of ASC 805-10-50-2(h) when preparing its disclosures in Note 2. Acquisitions and Equity Method Investment and concluded that PharmaLex was not a material acquisition as its fiscal 2023 pretax income and total assets were both less than 3% of the Company's consolidated fiscal 2023 pretax income and total assets.
With regard to ASC 805-10-50-2(f), the Company concluded that the acquisition-related costs incurred in connection with the PharmaLex acquisition were not material for disclosure. The Company has disclosed such expenses incurred in connection with past acquisitions that were deemed to be material, such as the fiscal 2021 acquisition of Alliance Healthcare, where it incurred expenses totaling $90.9 million. The Company will continue to monitor acquisition-related costs incurred in future acquisitions and make the appropriate disclosures, as necessary, and will continue to capture total acquisition-related deal and integration expenses as a separate line item on the face of its Consolidated Statements of Operations.
Note 15. Business Segment Information, page 78
4.Please disclose total assets for each of your reportable segments pursuant to ASC 280-10-50-2.
Response:
The Company's Chief Operating Decision Maker does not review total assets by reportable segment for the purpose of assessing performance or allocating resources. As such, the Company has not disclosed total assets for its reportable segments. In future filings, the Company will include the following disclosure:
"The chief operating decision maker ("CODM") of the Company is the Executive Vice President and Chief Operating Officer of the Company, whose function is to allocate resources to, and assess the performance of, the Company's reportable segments. The CODM does not review total assets by reportable segment for the purpose of assessing performance or allocating resources."
*    *    *
We understand that the Company and its management are responsible for the accuracy and adequacy of our disclosures, notwithstanding any review, comments, action or absence of action by the Staff.
    Please contact the undersigned via email at james.cleary@cencora.com if you should have any questions regarding our responses.

Sincerely,

/s/ James F. Cleary

James F. Cleary
Executive Vice President and
Chief Financial Officer

cc:    Lazarus Krikorian, Cencora, Inc., SVP and Chief Accounting Officer